Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120

E. Taylor Brody
ebrody@stradley.com
215-564-8071

February 23, 2024

Filed via EDGAR
Mr. Alberto Zapata
Ms. Elena Stojic
Mr. David Manion
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Filing on Form N-14 for Ivy Funds (File No. 333-276571), Delaware Group Adviser Funds (File No. 333-276569), and Delaware Group Equity Funds II (File No. 333-276570)

Dear Mr. Zapata, Ms. Stojic, and Mr. Manion:
On behalf of Ivy Funds, Delaware Group Adviser Funds, and Delaware Group Equity Funds II (each, a "Registrant" and collectively, the “Registrant”), submitted herewith under the EDGAR system, are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated with regard to the Registrant’s Proxy Statement/Prospectus Form N-14 (the “Proxy Statement/Prospectus”).  The Proxy Statement/Prospectus was filed by each Registrant as part of the proposed Reorganization of the series of each Registrant detailed on Appendix A.
Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement/Prospectus.
Accounting Comments

1.	Comment: On pages i to ii of the Proxy Statement/Prospectus, please confirm that each Reorganization is included in the table.

Response: The Registrant confirms that all Reorganizations will be disclosed in the table and the requested changes will be made.

2.	Comment: On page 6 of the Proxy Statement/Prospectus, please ensure that the most recent prospectus for each Fund is included (with corresponding hyperlink).

Response: The requested changes will be made.

3.	Comment: Please confirm the most recent fee and expense information for the Funds has been used to prepare the fee and expense tables.

Response: The Registrant confirms that the fee and expense tables included in the Proxy Statement/Prospectus reflect the most recent fee and expense information for the Funds.

4.
Comment: For each Reorganization, with the exception of the Reorganization of the Delaware Global Equity Fund and the Delaware Global Equity Fund II into the Delaware Ivy Global Growth Fund, the pro forma other expenses are increasing relative to the current Acquiring Fund other expenses. Please explain supplementally in correspondence why the estimated other expenses are increasing, given the increased scale of the combined Acquiring Fund following the Reorganization.

Response: The Registrant notes that the pro forma numbers represent what the Registrant expects to be accruing at the time of each Reorganization based on an annual accrual, and therefore, because the pro forma numbers are as of the anticipated date of the close of each Reorganization, the other expenses differ from those of the Acquiring Fund prior to the Reorganization.

5.
Comment: For the Reorganizations of (1) Delaware Global Equity Fund and Delaware Global Equity Fund II into Delaware Ivy Global Growth Fund, (2) Delaware International Equity Fund and Delaware International Equity Fund II into Delaware Ivy International Core Equity Fund, and (3) Delaware Ivy Core Bond Fund into Delaware Diversified Income Fund, the total annual fund operating expenses for certain classes of certain Funds do not align with the total annual fund expenses in the Fund’s financial highlights. Please explain supplementally in correspondence the reason for any differences.

Response: The Registrant notes that for the impacted classes of the above-referenced Funds each experienced a change in their expense cap during their prior fiscal period as disclosed in the most recent shareholder report, and therefore the total annual fund expenses in the Funds’ financial highlights do not reflect the revised expense caps for the entire period.

6.
Comment: Under the question “How will the Reorganizations affect Fund fees and expenses?” on page 10 of the Proxy Statement/Prospectus, the disclosure notes that “Management has implemented a voluntary fee waiver to reduce the gross expenses of each Acquiring Fund as detailed in the tables below.” The fee tables show contractual fee waivers. Please clarify this language.

Response: The requested changes will be made. The Registrant confirms that the waivers are contractual.

7.
Comment: In the section “Who manages the Funds?” beginning on page 114 of the Proxy Statement/Prospectus, please update the references to the shareholder reports in which the discussion of the basis for the Board’s approval of the applicable Fund’s investment advisory contract is available to reflect the October and November 2023 fiscal periods.

Response: The requested changes will be made.

8.	Comment: Please add the financial highlights for the fiscal year ending November 30, as applicable.

Response: The financial highlights will be updated as requested.

9.	Comment: Please add a hyperlink from the fee table for each Reorganization to the expense example for the corresponding Reorganization.

Response: The requested changes will be made.

10.	Comment: Please confirm the waiver period following the Reorganization of Delaware Ivy Core Bond Fund into Delaware Diversified Income Fund.

Response: The waiver period has been updated to reflect a period of one year from the close of the Reorganization.

11.	Comment: Please update the capitalization tables to reflect information as of a more recent date.

Response: The capitalization tables will be updated as requested.

12.
Comment: In the capitalization tables, for Reorganizations for which Class Y shares are being reorganized into Class A shares, please show the total pro forma information for Class A shares following the Reorganization.

Response: The capitalization tables will be updated as requested.

13.	Comment: Please include in the capitalization tables information for the Acquiring Fund share classes that are not involved in the Reorganization.

Response: The requested changes will be made.

14.	Comment: Please add the estimated costs of the Reorganization to the relevant footnote to the capitalization tables.

Response: The requested changes will be made.

15.
Comment: Please confirm that no portfolio repositioning is anticipated as part of the Reorganization outside of each Fund’s normal investment activities. If repositioning is anticipated, please disclose in the Proxy Statement/Prospectus the estimated level of repositioning and the anticipated tax impact of such repositioning on Fund shareholders (e.g., approximate percentage of securities to be sold, anticipated realized gains/losses, potential distributions, and whether the Fund can utilize any capital loss carryforwards to offset gains).

Response: The Registrant confirms that no repositioning in connection with the Reorganizations is anticipated other than in connection with the Funds’ normal investment activities.

16.
Comment: In the section “More Information About the Funds — Additional Information,” please ensure that the most recent registration statement and/or shareholder report for each Fund is included (with corresponding hyperlink), as applicable.

Response: The requested changes will be made.

17.	Comment: In the Statement of Additional Information, please review that the filing dates and accession numbers provided for the documents incorporated by reference are correct.

Response: The Registrant will review and make any necessary changes.

Legal Comments

18.
Comment: The facing sheet for each Registrant only references the Reorganizations for the Acquiring Funds that are series of that Registrant. Additionally, the filing for each Registrant only tags the Acquiring Funds that are series of that Registrant. Please confirm if all series and classes involved in the Proxy Statement/Prospectus should be referenced on the facing sheet and tagged in each filing.

Response: The Registrant believes that the Reorganizations for each individual Registrant are properly described on the facing sheet and tagged on EDGAR and that it would be incorrect to tag the series and classes for all Registrants in each filing. The Registrant further notes that the Facing Sheet for each N-14 states that a separate N-14 is being filed for the series and classes of the other Registrants.

19.	Comment: Please add language to the front cover page of the Proxy Statement/Prospectus that the Funds are not traded on an exchange.

Response: The Registrant notes that Item 2(a) of Form N-14 states to disclose, “to the extent applicable,” the name of any national securities exchange on which the registrant’s securities are listed. Because the Funds are not traded on an exchange, this information is not applicable to the Funds; the Registrant does not believe that affirmative disclosure to that effect is necessary or required under Form N-14. Accordingly, the Registrant respectfully declines to make the requested change.

20.	Comment: Please add language to the shareholder notice regarding the approximate date of the sale of the securities to the public.

Response: The Registrant respectfully notes that the approximate date of the closing of the Reorganization is disclosed on page i of the shareholder notice.

21.	Comment: Please add language to the shareholder notice regarding what would happen if shareholders do not approve a Reorganization.

Response: The requested change will be made.

22.	Comment: On page v, please include contact information for technical assistance during the shareholder meeting.

Response: The requested change will be made.

23.
Comment: On page 8, under the section titled “What are the Board recommendations regarding each Reorganization,” please add disclosure in bold regarding the expiration date for the waivers on the pro forma expenses.

Response: The requested change will be made.

24.	Comment: On page 10, under the section titled “How will the Reorganizations affect Fund fees and expenses?”, please add disclosure regarding the term of the waivers.

Response: The requested change will be made.

25.
Comment: The Proxy Statement/Prospectus describes that the shareholder meeting will be held via live webcast. Please explain supplementally which state law or bylaw provision provides for shareholder meetings to be held via live webcast.

Response: Each Registrant is organized as a Delaware statutory trust. Although each Registrant’s Agreement and Declaration of Trust and By-laws are silent regarding the ability to hold a virtual shareholder meeting, existing provisions of the Delaware Statutory Trust Act (the “DSTA”) provide authority for holding a virtual shareholder meeting. Section 3806(f) of the DSTA provides that: “Unless otherwise provided in the governing instrument of a statutory trust, meetings of beneficial owners may be held by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at the meeting.”

26.	Comment: On page 11, please add disclosure comparing the Acquiring Fund’s focus on large cap securities to any focus of the Acquired Fund on a particular capitalization of securities.

Response: The Registrant respectfully notes that the disclosure indicates that the Acquiring Fund will invest at least 80% of its net assets in large-capitalization companies, and that the Acquired Fund will invest primarily in large- and medium-sized companies.

27.	Comment: With respect to the inclusion of the IBOR Risk as a principal risk for each Fund, please discuss how the risk applies to each Fund’s strategy.

Response: The Registrant notes that each Fund is permitted by its stated investment strategies as disclosed in its Prospectus to invest in securities that could have exposure to interbank offered rates (“IBORs”), and thus as a part of a complex-wide initiative, each Fund discloses IBOR Risk as a principal investment risk of the Fund.

28.	Comment: With respect to Funds that include a particular sector risk as a principal risk, please include corresponding strategy disclosure that, if true, the Fund focuses on that particular sector.

Response: The Registrant confirms that the Funds do not focus on any particular sector as a part of their principal investment strategies, but may, from time to time, have exposure to a particular sector as disclosed in the Funds’ principal investment risks.

29.
Comment: On page 23, please add disclosure explaining that the Delaware Ivy Mid Cap Growth Fund can invest in non-equity securities, whereas, the Delaware Mid Cap Growth Equity Fund has an 80% policy to invest in equity securities.

Response: The requested change will be made.

30.	Comment: On page 42, please add disclosure that the Delaware Ivy High Income Fund does not have an 80% investment policy.

Response: The requested change will be made.

31.	Comment: On page 49, please discuss whether the Delaware Ivy Value Fund also invests in a limited number of stocks.

Response: The requested change will be made.

32.	Comment: On page 53, please add disclosure that the Delaware Ivy Global Growth Fund does not have an 80% investment policy.

Response: The requested change will be made.

33.	Comment: On page 53, please add disclosure regarding how the Delaware Ivy Global Growth Fund determines an issuer’s location.

Response: The requested change will be made.

34.	Comment: On page 62, please add disclosure comparing the number of stocks held by the Delaware Global Equity Fund II and the Delaware Ivy Global Growth Fund.

Response: The requested change will be made.

35.	Comment: In the section comparing the Funds’ fundamental investment restrictions, consider mapping the Acquired Fund’s restriction to the corresponding restriction of the Acquiring Fund.

Response: The requested change will be made.

36.
Comment: Please confirm how the language on page 20 of the Proxy Statement/Prospectus regarding the Funds’ fundamental investment restrictions impacts the Funds’ investment restrictions regarding illiquid investments.

Response: The Registrant confirms that each Fund applies its investment restriction regarding illiquid investments on an ongoing basis consistent with Rule 22e-4, and not only at the time of acquisition. The Registrant will revise the disclosure accordingly.

37.
Comment: In the discussion regarding each Fund’s nonfundamental investment restrictions under the heading “How do the investment objectives, principal investment strategies, principal risks, and fundamental investment restrictions of the Acquired Funds compare against those of the Acquiring Funds?” please add disclosure comparing the nonfundamental investment restrictions of each Acquiring Fund and Acquired Fund in a Reorganization.

Response: The requested change will be made.

38.
Comment: Following the table under “What is the historical portfolio turnover of each of the Funds?”, it states that portfolio turnover may generate realized capital gains. Please include more specific disclosure around the anticipated impact on shareholders of such gains.

Response: The Registrant confirms that no repositioning in connection with the Reorganizations is anticipated other than in connection with the Funds’ normal investment activities. The Registrant further believes that no additional disclosure is necessary as the anticipated realized capital gains are expected to be de minimis.

39.
Comment: Please consider including the Fund names in the footnotes to the fee tables in the section “What are the fees and expenses of each Fund and what are the anticipated fees and expenses after the Reorganization?”

Response: The requested changes will be made.

40.	Comment: In the section “Who manages the Funds?”, please provide the Manager’s assets under management as of a more recent date.

Response: The requested changes will be made.

41.
Comment: On page 142, under the section “What are other key features of the Funds?”, please clarify in each discussion, in bold text, that the waivers will be in place for a limited period of time and that decreased expenses may not continue beyond the waiver.

Response: The requested changes will be made.

42.	Comment: Consider moving the section “Reasons for the Reorganization” up in the Proxy Statement/Prospectus so shareholders can obtain this information earlier.

Response: The requested changes will be made.

43.
Comment: Under the section “Reasons for the Reorganization.” the disclosure notes that “Each Acquiring Fund and its corresponding Acquired Fund, with the exception of the Reorganization of Delaware Ivy Core Bond Fund into Delaware Diversified Income Fund, have a high degree of portfolio holding overlap, which is anticipated to mitigate transaction costs in connection with each Reorganization.” If there is expected to be substantial repositioning with respect to that Reorganization, please add disclosure.

Response: The Registrant confirms that no repositioning in connection with the Reorganizations is anticipated other than in connection with the Funds’ normal investment activities.

44.
Comment: In the section “Reasons for the Reorganization,” it states that the Boards considered that the Acquiring Fund’s expense limitation agreements will remain in place for a minimum of twelve months following the Reorganization. Consider adding the expected date of the closing of the Reorganization.

Response: The Registrant notes that the current formulation is intended to provide flexibility if the closing of the Reorganization is delayed, and further notes that the description of the expense limitation agreements in the footnotes to the fee table uses a similar formulation without identifying any particular date. Accordingly, the Registrant respectfully declines to make the requested change.

45.
Comment: In the section “Reasons for the Reorganization,” it states that the Boards considered potential increased distribution attention due to the reduced number of substantially similar Funds (within the Delaware Funds by Macquarie complex) and increased Fund sizes. Please revise this to be in plain English.

Response: The requested changes will be made.

46.	Comment: In the section “Reasons for the Reorganization,” it states that the Boards considered potential other benefits as described by DMC. Please describe what such other benefits are.

Response: The requested changes will be made.

47.	Comment: Please disclose supplementally the ownership of the relevant Trust’s officers and trustees of the outstanding shares of each Fund.

Response: The Registrant confirms that the officers and Trustees of each Acquiring Trust and Acquired Trust owned less than 1% of the outstanding shares of each Class of each Acquired Fund and each Acquiring Fund as of January 31, 2024.

48.	Comment: Please disclose the material terms of the contract with the proxy solicitor, as well as the anticipated cost of solicitation and who is bearing such costs.

Response: The Registrant notes that the costs of the solicitation are disclosed in the first sentence under “How will proxies be solicited?”. The other requested changes will be made.

49.	Comment: On the signature page, please clarify who is signing the registration statement as principal accounting officer or comptroller.

Response: The requested changes will be made.

* * * * *

Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,

/s/ Taylor Brody
Taylor Brody

Appendix A
Acquired Fund	Acquired Trust	Acquiring Fund	Acquiring Trust
Delaware Ivy Accumulative Fund	Ivy Funds	Delaware Ivy Large Cap Growth Fund	Ivy Funds
Delaware Select Growth Fund	Voyageur Mutual Funds III	Delaware Ivy Large Cap Growth Fund	Ivy Funds
Delaware Mid Cap Growth Equity Fund (formerly, Delaware Smid Cap Growth Fund)	Delaware Group Equity Funds IV	Delaware Ivy Mid Cap Growth Fund	Ivy Funds
Delaware Small Cap Growth Fund	Delaware Group Equity Funds IV	Delaware Ivy Small Cap Growth Fund	Ivy Funds
Delaware Ivy Core Bond Fund	Ivy Funds	Delaware Diversified Income Fund	Delaware Group Adviser Funds
Delaware High-Yield Opportunities Fund	Delaware Group Income Funds	Delaware Ivy High Income Fund	Ivy Funds
Delaware Ivy Value Fund	Ivy Funds	Delaware Value Fund	Delaware Group Equity Funds II
Delaware Global Equity Fund	Delaware Group Equity Funds IV	Delaware Ivy Global Growth Fund	Ivy Funds
Delaware Global Equity Fund II (formerly, Delaware Global Value Equity Fund)	Ivy Funds	Delaware Ivy Global Growth Fund	Ivy Funds
Delaware International Equity Fund (formerly, Delaware International Value Equity Fund)	Delaware Group Global & International Funds	Delaware Ivy International Core Equity Fund	Ivy Funds
Delaware International Equity Fund II (formerly, Delaware Ivy International Value Fund)	Ivy Funds	Delaware Ivy International Core Equity Fund	Ivy Funds